SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, August 4, 2014

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the second quarter of 2014 (2Q14), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results and comparisons refer to the second quarter of 2013 (2Q13) and first quarter of 2014 (1Q14), unless otherwise stated. The Real/U.S. Dollar exchange rate on June 30, 2014 was R$2.2025.

•         Adjusted EBITDA amounted to R$1.3 billion in 2Q14, 19% up on 2Q13;

•         Adjusted EBITDA from the steel segment totaled R$793 million, 28% more than in 2Q13 and the highest quarterly figure since 3Q10;

•         The adjusted steel segment EBITDA margin was 28%, an 8 p.p. improvement over 2Q13;

•         Second-quarter cement sales came to 564,000 tonnes, with net revenue of R$113 million, adjusted EBITDA of R$34 million and an adjusted EBITDA margin of 30%, all of which Company records;

•         Gross profit totaled R$1.3 billion in 2Q14, 26% more than in the same period last year;

•         The second-quarter gross margin widened by 6 p.p. over 2Q13 to 32%;

•         CSN closed 2Q14 with cash and cash equivalents of R$11.9 billion;

•         The Net Debt/EBITDA ratio ended the quarter at 2.71x, virtually identical to the end-of-March figure.

Executive Summary

Highlights	2Q13	1Q14	2Q14	2Q14 x 2Q13 (Change)	2Q14 x 1Q14 (Change)
Consolidated Net Revenue (R$ MM)	4,060	4,371	4,052	0%	-7%
Consolidated Gross Profit (R$ MM)	1,040	1,336	1,306	26%	-2%
Adjusted EBITDA (R$ MM)	1,095	1,440	1,303	19%	-10%
Total Sales (thousand t)
- Steel	1,587	1,388	1,263	-20%	-9%
- Domestic Market	77%	73%	73%	-4 p.p.	0 p.p.
- Overseas Subsidiaries	20%	25%	25%	5 p.p.	0 p.p.
- Export	3%	2%	2%	-1 p.p.	0 p.p.
- Iron Ore	6,033	6,385	7,232	20%	13%
- Domestic Market	1%	1%	1%	0 p.p.	0 p.p.
- Export	99%	99%	99%	0 p.p.	0 p.p.
Adjusted Net Debt (R$ MM)	16,853	15,792	16,695	-1%	6%
Adjusted Cash Position	15,153	12,889	11,910	-21%	-8%
Net Debt / Adjusted EBITDA	3.92x	2.66x	2.71x	-1.21x	0.05x
(1) Sales volumes include 100% of NAMISA sales

At the close of 2Q14

•    BM&FBovespa (CSNA3): R$9.40/share

•    NYSE (SID): US$4.26/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,457,970,108

•    Market Cap BM&FBovespa: R$13.7 billion

•    Market Cap NYSE: US$6.2 billion

Investor Relations Team

•   IR Executive Officer: David Salama (11) 3049-7588

•   IR Manager: Claudio Pontes - (11) 3049-7592

•   Specialist: Ana Rayes - (11) 3049-7585

•   Specialist: Fernando Schneider – (11) 3049-7526

invrel@csn.com.br

1

Economic Scenario

The outlook for the global economy is one of a gradual rally in the second half of 2014, mainly fueled by the recovery of growth in the developed countries, which performed poorly at the beginning of the year.

The IMF has reduced its 2014 global growth projection to 3.4%, 0.3 p.p. below its previous estimate, reflecting the weak first-quarter performance and the less optimistic prospects for some of the emerging nations. The institution maintained its 4% growth estimate for 2015.

The global Purchasing Managers Index (PMI) recorded its 21st consecutive monthly upturn, averaging 54.1 points in the second quarter.

USA

The U.S. economy shrank by 2.1% in 1Q14 due to the lower exports and a reduction in private investments. Nevertheless, despite the exceptionally rigorous winter having jeopardized economic performance at the beginning of the year, recent indicators are pointing to positive results. The first GDP estimate for 2Q14 points to growth of 4%, fueled by private investments, exports and personal spending on consumption.

Manufacturing PMI averaged 56.4 points in 2Q14, the best result for four years, signaling a recovery in activity. Unemployment reached 6.1% in June, the lowest figure for 15 years, with the creation of 1.4 million new jobs in the first half. Installed capacity in May remained flat over April and March at 79%, while industrial production moved up by 0.6%, giving 12-month growth of 4.3%.

At its last meeting in June, the FOMC (the FED’s Monetary Policy Committee), reduced its asset purchases by a further US$10 billion, maintaining its decision to wind up the program at the end of the current year. The base rate was maintained at between 0% and 0.25%, and the Committee signaled that this level would be preserved. The FED estimates GDP growth in 2014 between 2.1% and 2.3%.

Europe

The first-quarter Eurozone numbers continued pointing to a gradual economic recovery. GDP in the region edged up by 0.2% over 4Q13, very close to the 0.3% recorded in the latter quarter. Hungary and Poland recorded the biggest growth, with 1.1% each, while the Netherlands recorded the biggest decline (-1.4%). The European Central Bank (ECB) expects growth of 1.0% in 2014 and 1.7% in 2015.

Manufacturing PMI fell from 53.1 points in March to 51.8 points in June, while the quarterly average declined from 53.4 to 52.4 points between 1Q14 and 2Q14.

In the 12 months through June 2014, Eurozone inflation came to 0.5%, below the long-term target of 2% established by the ECB.

As a result, the ECB has been adopting an expansionist monetary policy, reducing the banks’ overnight deposit rates and strengthening prospects of low interest rates for a lengthy period of time.

Although the job market has shown some signs of improvement, Eurozone unemployment remained flat at 11.6% in May, still high.

In the UK, preliminary estimates point to GDP growth of 0.8% in 2Q14, identical to the 1Q14 figure, pushed by the service sector which recorded period growth of 1.0%. Industrial output increased by 3.7% in the 12 months through May, while manufacturing PMI reached 57.5 points in June, indicating expansion over the last 16 months. Annualized inflation came to 1.9% in June, higher than the 1.5% recorded in May. According to the British Treasury, the consensus of estimates points to GDP growth of 3.0% in 2014.

Asia

Reacting to signs of a slowdown at the beginning of the year, the Chinese government implemented a series of new measures to stimulate the economy and recent indicators suggest that they have been effective. Preliminary 2Q14 figures from the National Bureau of Statistics point to Chinese GDP growth of 7.5% over the same period last year and 2% over the previous quarter. Industrial production moved up by 8.8% in June over the same month the year before. After reaching its 48.0 points in March, the lowest level of the year, manufacturing PMI, disclosed by HSBC, began to improve as of April and closed June at 50.7 points, the first expansion since December 2013.

2

On the other hand, first-half investments in fixed assets grew by 17.3%, slightly less than the 17.6% recorded in 1Q14.

Given this scenario, the government maintained its 2014 GDP growth target at 7.5%.

The economic indicators in Japan point to an upturn in activity, even it is only a temporary one. Expectations of an increase in value added tax from 5% to 8% in April helped push up household consumption, which grew by 9.2% in the first quarter, resulting in annualized GDP growth of 6.7% in the same period, versus 0.3% in 4Q13.

Compound PMI reached 51.5 points in June, above the 49.9 points recorded in May, signaling an improvement in business conditions for the first time since February. Unemployment recorded 3.5% in May, the lowest rate since July 2007.

The Bank of Japan expects inflation to reach 1.25% p.a. in the midterm and 2% p.a. in the long term and is projecting GDP growth of 1.0% in 2014.

Brazil

May’s seasonally-adjusted Central Bank Economic Activity Index (IBC-Br), used as a reference for GDP, fell by 0.18% in May over April after remaining flat since the beginning of the year. In the last 12 months, however, the IBC-Br moved up by 1.95%. The Central Bank’s FOCUS report expects GDP growth of 0.90% in 2014 and 1.5% in 2015.

Inflation recorded by the IPCA consumer price index recorded 0.4% in June, giving 3.75% for the first half and 6.52% in the previous 12 months, exceeding the 6.5% ceiling of the annual inflationary target. The FOCUS report expects 2014 inflation of 6.41%, with a Selic base rate of 11.0% at year-end.

Given this scenario, and despite high inflation, the Central Bank’s Monetary Policy Committee (COPOM) interrupted the series of hikes in the Selic, maintaining it at 11.0% p.a. at its last two meetings.

Industrial output in May fell by 0.6% over April and 3.2% over the same month last year, giving a decline of 1.6% in the first five months. Most of the downward pressure in May came from consumer durables production, which fell by 3.6%.

On the foreign exchange front, the Brazilian real appreciated by 2.7% against the U.S. dollar in 2Q14, closing June at R$2.2025, reflecting higher market liquidity and the difference between real domestic and international interest rates.

Macroeconomic Projections

	2014	2015
IPCA (%)	6.41	6.21
Commercial dollar (final) – R$	2.35	2.50
SELIC (final - %)	11.00	12.00
GDP (%)	0.90	1.50
Industrial Production (%)	-1.15	1.70
Source: FOCUS BACEN	Base: July 25, 2014

3

Net Revenue

CSN posted consolidated net revenue of R$4,052 million in 2Q14, in line with the R$4,060 million recorded in 2Q13, and 7% down on the R$4,371 million reported in 1Q14, basically due to the reduction in revenue from steel and mining operations.

Cost of Goods Sold (COGS)

COGS totaled R$2,747 million in 2Q14, 9% down on the R$3,020 million posted in 2Q13, basically due to lower COGS from steel operations, partially offset by the upturn in mining COGS. In comparison with the RS3,034 million registered in the previous quarter, COGS also fell by 9%.

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$358 million in 2Q14, 6% less than the R$380 million reported in 2Q13, chiefly due to the reduction in selling expenses, and 22% up on the R$294 million registered in the previous  quarter, essentially due to higher freight and administrative expenses.

Other Operating Revenue/Expenses totaled R$31 million in 2Q14, versus R$145 million in 2Q13 and R$177 million in 1Q14, mainly due to the reversal of provisions.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI.

Second-quarter adjusted EBITDA amounted to R$1,303 million, 19% up on the R$1,095 million posted in 2Q13, basically due to the contribution from steel and mining operations, accompanied by an EBITDA margin of 30%, up by 6 p.p.

In comparison with 1Q14, adjusted EBITDA fell by 9%, chiefly influenced by the mining segment result, partially offset by the increase in EBITDA from steel, while the adjusted EBITDA margin remained at 30%.

Financial Result and Net Debt

In 2Q14, CSN’s consolidated net financial result was negative by R$815 million, mainly due to the following factors:

•         Interest on loans and financing totaling R$691 million;

•         Expenses of R$40 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$76 million;

•         Monetary and foreign exchange variations amounting to R$61 million;

These negative effects were partially offset by consolidated financial revenue of R$53 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

4

On June 30, 2014, the Company’s gross debt totaled R$28.6 billion, almost identical to the figure on March 31, 2014, while net debt amounted to R$16.7 billion, R$900 million more than at the close of 1Q14. On the other hand, the net debt/EBITDA ratio based on LTM adjusted EBITDA closed the second quarter at 2.71x, virtually flat over the 2.66x recorded at the end of the previous quarter. Net debt was impacted by the following factors:

•         Investments of R$0.6 billion in fixed assets;

•         A R$0.6 billion effect related to the cost of debt;

•         A R$0.2 billion increase in working capital;

•         Disbursements of R$0.4 billion on the share buyback program;

•         Foreign exchange variation of R$0.1 billion;

•         Other effects totaling R$0.3 billion;

These negative effects were partially offset by 2Q14 EBITDA of R$1.3 billion.

Indebtedness (R$ million) and Net Debt /Adjusted EBITDA ratio

Equity Result

CSN’s equity result was negative by R$67 million in 2Q14, basically due to the result of the jointly-owned subsidiary Namisa.

Net Income

CSN posted consolidated net income of R$19 million in 2Q14, for the reasons mentioned above.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the latter’s partial spin-off on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement.

CSN invested R$560 million in 2Q14, R$418 million of which in the parent company. Of this total, R$207 million went to the Casa de Pedra mine and the Port of Itaguaí, R$109 million to increasing cement production capacity, and R$99 million to the steel segment, with scheduled maintenance programs.

The remaining R$142 million went to subsidiaries or joint subsidiaries, mostly as follows:

✓  MRS: R$67 million;

✓  Sepetiba Tecon: R$22 million.

5

Working Capital

Working capital allocated to the Company’s businesses closed 2Q14 at R$2,732 million, R$222 million more than at the end of 1Q14, chiefly due to the increase in inventories  and accounts receivable, partially offset by the upturn in the suppliers line. The average supplier payment period increased by six days, the receivables period widened by three days and the average inventory turnover period increased by 11 days.

WORKING CAPITAL (R$ MM)	2Q13	1Q14	2Q14	Change 2Q14 x 2Q13	Change 2Q14 x 1Q14
Assets	3,983	4,126	4,479	496	353
Accounts Receivable	1,669	1,621	1,716	47	95
Inventory (*)	2,289	2,416	2,643	354	227
Advances to Taxes	25	89	120	95	31
Liabilities	2,041	1,616	1,747	(294)	131
Suppliers	1,547	1,105	1,257	(290)	152
Salaries and Social Contribution	205	196	218	13	22
Taxes Payable	253	286	241	(12)	(45)
Advances from Clients	36	30	31	(5)	1
Working Capital	1,942	2,510	2,732	790	222

TURNOVER RATIO Average Periods	2Q13	1Q14	2Q14	Change 2Q14 x 2Q13	Change 2Q14 x 1Q14
Receivables	32	28	31	(1)	3
Supplier Payment	48	33	39	(9)	6
Inventory Turnover	71	72	83	12	11
Cash Conversion Cycle	55	67	75	20	8
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Usina Presidente Vargas	Casa de Pedra	Railways	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- FTL
LLC	ERSA	- TLSA
Lusosider		Port:
Prada (Distribuição e		- Sepetiba Tecon
Embalagens)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

6

Net revenue by segment (R$ million)

Adjusted EBITDA by segment (R$ million)

7

Result by segment
R$ million								2Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,843	1,117	47	226	87	113	(380)	4,052
Domestic Market	2,185	82	47	226	87	113	(211)	2,529
Foreign Market	657	1,035	-	-	-	-	(169)	1,523
Cost of Goods Sold	(2,083)	(740)	(31)	(156)	(49)	(72)	385	(2,747)
Gross Profit	759	377	16	70	38	42	5	1,306
Selling, General and Administrative Expenses	(168)	(20)	(0)	(21)	(5)	(17)	(126)	(358)
Depreciation	202	85	2	39	4	9	(45)	296
Proportional EBITDA of Jointly Controlled Companies							58	58
Adjusted EBITDA	793	442	18	87	37	34	(107)	1,303

R$ million								2Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,147	984	43	263	53	105	(535)	4,060
Domestic Market	2,488	68	43	263	53	105	(238)	2,782
Foreign Market	659	916	-	-	-	-	(297)	1,278
Cost of Goods Sold	(2,527)	(601)	(22)	(178)	(34)	(70)	411	(3,020)
Gross Profit	620	383	21	85	20	35	(124)	1,040
Selling, General and Administrative Expenses	(180)	(37)	(5)	(24)	(5)	(19)	(110)	(380)
Depreciation	179	53	2	36	4	8	(18)	264
EBITDA proporcional de controladas em conjunto							171	171
Adjusted EBITDA	619	398	18	97	19	24	(80)	1,095

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 821 million tonnes in the first half of 2014, 2.5% higher than in 2H13, with China, responsible for 411 million tonnes, recording growth of 3.0%. Global capacity use reached 78% in June, 1 p.p. down on March, which was the highest monthly figure of the year so far. The WSA expects global apparent steel consumption to grow by 3.1% in 2014, with apparent consumption in China moving up by 3%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 16.7 million tonnes in 1H14, 1.5% down on 1H13, while rolled flat output totaled 7.0 million tonnes, down by 6.3%.

Apparent domestic flat steel consumption amounted to 6.2 million tonnes in the first half, 1.4% more than in 1H13, while domestic sales fell by 4.3% to 5.8 million tonnes. On the other hand, flat steel imports climbed by 45.6% to 1.1 million tonnes in the 1H14, while exports fell by 26.5% to 0.7 million tonnes.

The IABr estimates domestic sales of 23.7 million tonnes in 2014, with apparent consumption of 27.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), light vehicle production totaled 1.5 million units in 1H14, 17% down on the same period last year, with sales of 1.6 million units, fell by 7%. The association estimates annual light vehicle production and sales growth of 10% and 5.4%, respectively, over  2013.

According to FENABRAVE (the Vehicle Distributors’ Association), the number of vehicles licensed in 1H14 fell by 7.3% year-on-year. The association expects 2014 light vehicle sales to fall by 10.5% over last year.

8

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), first-half sales of building materials increased by 3.7% year-on-year. The association is maintaining its 2014 sales growth estimate of 4.5%.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), home appliance production fell by 1.6% year-on-year in the first five months of 2014.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 2.2 million tonnes in 1H14, 3.5% up on 1H13. For 2014 as a whole, the association has revised its sales growth estimate to 1%.

First-half purchases by the associated network came to 2.1 million tonnes, 7.4% less than in the same period last year. On the other hand, inventories closed June at 1.06 million tonnes, representing 3.3 months of sales.

Sales Volume

In 2Q14, CSN’s steel sales totaled 1.26 million tonnes. Of this total, 73% went to the domestic market, 25% were sold by overseas subsidiaries and 2% went to exports.

Domestic Sales Volume

Domestic steel sales totaled 918,000 tonnes in 2Q14, 9% less than in 1Q14, basically due to the reduced pace of economic activity, impacted by the lower number of business days in the quarter.

Foreign Sales Volume

Foreign sales amounted to 345,000 tonnes in 2Q14, 8% less than in the previous quarter. Of this total, the overseas subsidiaries sold 321,000 tonnes, 184,000 of which by SWT. Direct exports came to 24,000 tonnes.

Prices

Net revenue per tonne averaged R$2,214 in 2Q14, in line with 1Q14.

Net Revenue

Net revenue from steel operations totaled R$2,843 million in 2Q14, 9% down on the R$3,127 million recorded in 1Q14, essentially due to the reduction in sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS came to R$2,083 million in 2Q14, 13% down on the previous quarter, basically due to lower production costs and sales volume.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$793 million in 2Q14, 4% up on the R$761 million recorded in 1Q14, essentially due to the reduction in COGS and the highest quarterly figure since 3Q10. The adjusted EBITDA margin came to 28%, 4 p.p. up on 1Q14.

Production

The Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel in 2Q14, 2% more than in 1Q14, while slab purchases from third parties remained in line with 1Q14. Second-quarter rolled steel output totaled 1.1 million tonnes, 4% up on the quarter before.

9

Production (in thousand t)	1Q14	2Q14	First Six Months of		Change
			1H13	1H14	2Q14 x 1Q14	1H14 x 1H13
Crude Steel (P. Vargas Mill)	1,098	1,120	2,204	2,217	2%	1%
Purchased Slabs from Third Parties	102	103	283	204	1%	-28%
Total Crude Steel	1,200	1,222	2,486	2,422	2%	-3%
Total Rolled Products	1,053	1,098	2,278	2,151	4%	-6%

Production Costs (Parent Company)

In 2Q14, the Presidente Vargas Steelworks’ total production costs came to R$1,643 million, 1% down on 1Q14, chiefly due to the reduced consumption of coke acquired from third parties and lower coal costs.

Mining

Scenario

In 2Q14, seaborne iron ore prices were negatively impacted by increased supply, chiefly fueled by Australian exporters. In regard to Chinese demand, the increased credit restrictions, the reduced pace of investments and the high level of iron ore stocks in the ports also contributed to the price slide.

In this scenario, the Platts Fe62% CFR China index averaged US$102.60/dmt in 2Q14, 14.8% down on the 1Q14 average. The iron ore quality premium varied between US$2.10/dmt and US$1.70/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$20.31/wmt, 9% less than the previous quarter’s average.

Brazil exported 80 million tonnes of iron ore in the second quarter, 12% up on 1Q14.

Iron ore sales

In 2Q14, sales of finished iron ore products totaled 7.2 million tonnes, 20% up on the 6.0 million tonnes sold in 2Q13 and 13% up on the 6.4 million tonnes recorded in the previous quarter. Of this total, 2.4 million tonnes were sold by Namisa1. Virtually all iron ore sold in 2Q14 was exported.

Iron ore volume for own consumption reached 1.5 million tonnes in 2Q14.

1 Sales volumes include 100% of the stake in NAMISA.

10

Net Revenue

Net revenue from mining operations totaled R$1,117 million in 2Q14, 14% more than in 2Q13, primarily due to the upturn in sales volume.

In relation to the R$1,247 million posted in 1Q14, net revenue fell by 10%, due to lower market prices, partially offset by the upturn in sales volume.

Cost of Goods Sold (COGS)

Mining COGS came to R$740 million in 2Q14, 23% up on 2Q13, mostly due to the increase in iron ore sales volume, and 3% more than the R$716 million recorded in 1Q14, also due to higher sales volume.

Adjusted EBITDA

Adjusted EBITDA from mining operations totaled R$442 million in 2Q14, 11% up on the R$398 million reported in 2Q13, for the same reasons mentioned above, accompanied by an adjusted EBITDA margin of 39%. In relation to the R$585 million recorded in 1Q14, adjusted EBITDA fell by 25%.

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), the Brazilian railways transported 115.3 million tonnes in 1Q14. The association expects rail cargo volume to move up by around 12% to 550 million tonnes between 2014 and 2016.

Port Logistics

According to ANTAQ (the National Waterway Transport Agency), Brazil’s port installations handled around 215 million tonnes in 1Q14, 5% up on the same period the year before.

Also in 1Q14, bulk solids totaled 128 million tonnes, 5.7% more than in 1Q13, while container handling came to 2.1 million TEUs1, 10.5% up year-on-year.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

In 2Q14, net revenue from railway logistics totaled R$226 million, COGS came to R$156 million and adjusted EBITDA amounted to R$87 million, accompanied by an EBITDA margin of 39%.

Port Logistics

Net revenue from port logistics amounted to R$47 million in 2Q14, COGS totaled R$31 million and adjusted EBITDA came to R$18 million, with an adjusted EBITDA margin of 38%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate local cement sales of 29 million tonnes in the first five months of 2014, 2.8% more than in the same period last year.

Analysis of Results

Cement sales reached the record level of 564,000 tonnes in 2Q14, with record net revenue of R$113 million, while COGS came to R$72 million, generating record EBITDA of R$34 million, with a  record margin of 30%.

11

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption increased by 4.4% year-on-year in the first five months of 2014, led by the commercial and residential segments, with respective growth of 9.3% and 8.1%.

Analysis of Results

In 2Q14, net revenue from electricity reached the record amount of R$87 million. COGS came to R$49 million, generating record adjusted EBITDA of R$37 million, with an adjusted EBITDA margin of 43%.

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Capital Market

CSN’s shares depreciated by 4% in 2Q14, while the Company’s ADRs fell by 2% on the NYSE.

Daily traded volume in CSN’s shares averaged R$52 million in 2Q14, from 5.7 million shares traded. On the NYSE, daily traded volume in CSN’s ADRs averaged US$16 million, from 3.9 million ADRs traded.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
2Q14
N# of shares	1,457,970,108
Market Capitalization
Closing price (R$/share)	9.40
Closing price (US$/share)	4.26
Market Capitalization (R$ million)	13,705
Market Capitalization (US$ million)	6,211
Total return including dividends and interest on equity
CSNA3 (%)	-4%
SID (%)	-2%
Ibovespa	5%
Dow Jones	2%
Volume
Average daily (thousand shares)	5,693
Average daily (R$ Thousand)	52,435
Average daily (thousand ADRs)	3,904
Average daily (US$ Thousand)	16,170
Source: Economática

Share Buyback Program

In the first half of 2014, CSN’s Board of Directors approved four share buyback programs. By the end of the fourth program, the Company had acquired 70,205,661 shares.

On July 18, 2014, the Board of Directors authorized:

•         The cancellation of sixty million (60,000,000) shares held in treasury. As a result, CSN’s capital stock is currently represented by 1,397,970,108 book-entry common shares;

•         The launch of a new share buyback program between July 18, 2014 and August 18, 2014, limited to the repurchase of up to 64,205,661 shares.

13

Webcast – 2Q14 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Monday, August 4, 2014

11:00 a.m. – Brasília time

10:00 a.m. – US EST

Phone: +1 (516) 300-1066

Conference ID: CSN
Webcast: www.csn.com.br/ir

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector. CSN recorded consolidated net revenue of R$17.3 billion in 2013.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI, plus the proportional EBITDA of the jointly-owned subsidiaries. Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI. Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT CONSOLIDATED Corporate Law (thousand of reais)
	2Q13	1Q14	2Q14
Net Revenues	4,060,202	4,370,878	4,052,407
Domestic Market	2,782,854	2,705,706	2,529,321
Foreign Market	1,277,348	1,665,172	1,523,086
Cost of Goods Sold (COGS)	(3,020,222)	(3,034,529)	(2,746,592)
COGS, excluding depreciation	(2,762,871)	(2,755,065)	(2,456,237)
Depreciation allocated to COGS	(257,351)	(279,464)	(290,355)
Gross Profit	1,039,980	1,336,349	1,305,815
Gross Margin (%)	26%	31%	32%
Selling Expenses	(254,271)	(187,698)	(231,422)
General and Administrative Expenses	(119,607)	(100,188)	(120,508)
Depreciation allocated to SG&A	(5,957)	(5,882)	(5,893)
Other operation income (expense), net	(144,901)	(176,628)	(31,314)
Equity Result	282,585	(45,503)	(67,389)
Operational Income before Financial Results	797,829	820,450	849,289
Net Financial Results	(457,819)	(741,199)	(814,935)
Income before social contribution and income taxes	340,010	79,251	34,354
Income Tax and Social Contribution	161,876	(27,155)	(15,321)
Net Income	501,886	52,096	19,033

15

INCOME STATEMENT PARENT COMPANY Corporate Law (In thousand of R$ )
	2Q13	1Q14	2Q14
Net Revenues	3,288,085	3,490,453	3,230,159
Domestic Market	2,585,400	2,517,890	2,316,330
Foreign Market	702,685	972,563	913,829
Cost of Goods Sold (COGS)	(2,416,470)	(2,311,229)	(2,060,158)
COGS, excluding depreciation	(2,197,352)	(2,080,668)	(1,822,296)
Depreciation allocated to COGS	(219,118)	(230,561)	(237,862)
Gross Profit	871,615	1,179,224	1,170,001
Gross Margin (%)	27%	34%	36%
Selling Expenses	(128,524)	(95,690)	(112,329)
General and Administrative Expenses	(84,962)	(80,450)	(101,443)
Depreciation allocated to SG&A	(3,735)	(4,100)	(4,155)
Other operation income (expense), net	(142,467)	(161,411)	(9,001)
Equity Result	1,054,909	(291,125)	(256,919)
Operational Income before Financial Results	1,566,836	546,448	686,154
Net Financial Results	(1,314,739)	(578,827)	(738,750)
Income before social contribution and income taxes	252,097	(32,379)	(52,596)
Income Tax and Social Contribution	242,372	87,713	74,311
Net Income	494,469	55,334	21,715

16

BALANCE SHEET Corporate Law In Thousand of R$
	Consolidated		Parent Company
	03/31/2014	06/30/2014	03/31/2014	06/30/2014
Current Assets	16,067,724	15,591,407	4,685,496	4,719,017
Cash and Cash Equivalents	10,000,372	9,019,972	240,974	147,428
Contas a Receber	1,705,710	1,826,767	1,320,190	1,165,868
Inventory	3,401,759	3,635,724	2,702,701	2,908,734
Outros Ativos Circulantes	959,883	1,108,944	421,631	496,987
Non-Current Assets	33,794,098	33,572,813	43,383,009	42,855,032
Long-Term Assets	4,514,337	4,511,147	4,257,367	4,265,886
Investimentos	13,417,079	13,005,972	26,593,365	25,823,849
Property, Plant and Equipment	14,916,278	15,130,171	12,449,898	12,680,210
Intangible	946,404	925,523	82,379	85,087
TOTAL ASSETS	49,861,822	49,164,220	48,068,505	47,574,049
Current Liabilities	6,704,889	7,026,116	5,445,228	5,156,710
Obrigações Sociais e Trabalhistas	195,975	217,614	140,356	162,184
Fornecedores	1,340,116	1,531,076	1,086,870	1,259,734
Taxes Payable	285,870	261,857	114,245	84,511
Loans and Financing	3,460,711	3,547,634	2,698,595	2,433,807
Others	1,044,887	1,040,357	1,089,665	856,040
Provision for Tax, Social Security, Labor and Civil Risks	377,330	427,578	315,497	360,434
Non-Current Liabilities	35,931,589	35,635,997	35,367,184	35,881,801
Loans, Financing and Debentures	24,159,594	24,019,765	22,416,678	22,918,920
IR e Contribuição Social Diferidos	253,767	238,830	-	-
Others	10,163,727	10,280,633	10,362,458	10,611,017
Provision for Tax, Social Security, Labor and Civil Risks	510,171	370,775	469,446	330,697
Other Provisions	844,330	725,994	2,118,602	2,021,167
Shareholders' Equity	7,225,344	6,502,107	7,256,093	6,535,538
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Reserva de Capital	30	30	30	30
Earnings Reserves	2,414,568	1,972,130	2,414,568	1,972,130
Retained Earnings	55,334	77,049	55,334	77,049
Other Comprehensive Income	246,161	(53,671)	246,161	(53,671)
Non-Controlling Shareholders' Interests	(30,749)	(33,431)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,861,822	49,164,220	48,068,505	47,574,049

17

CASH FLOW Consolidated - Corporate Law – In Thousand of R$
	1Q14	2Q14
Cash Flow from Operating Activities	576,219	(159,674)
Net income for the period	55,334	21,715
Non-Controlling Shareholders results	(3,238)	(2,682)
Foreign exchange and monetary variations, net	68,703	(85,222)
Provision for financial expenses	647,517	679,570
Depreciation, exhaustion and amortization	294,406	305,747
Write-off of permanent assets	4,628	1,193
Equity Result	45,503	67,389
Impairment of available for sale securities	-	52,115
Result from derivative financial instruments	3,069	(5,309)
Deferred Taxes	(96,856)	(81,033)
Provisions	102,604	(55,166)
Working Capital	(545,451)	(1,057,991)
Accounts Receivable	114,057	(97,448)
Trade Receivables Related Parties	(62,335)	(55,764)
Inventory	(220,191)	(329,083)
Receivables from related parties	(17,124)	(76,256)
Suppliers	210,719	279,832
Taxes and Contributions	(47,911)	(108,129)
Interest Expenses	(718,404)	(600,374)
Judicial Deposits	(2,633)	(20,736)
Dividend received from common related parties	202,015	-
Others	(3,644)	(50,033)
Cash Flow from Investment Activities	(135,745)	(493,184)
Derivatives	3,879	-
Acquisition of Subsidiaries	(5,846)	-
Investments	(298,747)	(483,473)
Fixed Assets/Intangible	164,255	(10,840)
Financial Investments	714	1,129
Cash Flow from Financing Companies	(104,988)	(261,354)
Issuances	934,146	450,574
Amortizations	(614,264)	(292,484)
Treasury Stocks	-	(397,917)
Bond Buyback		(21,464)
Dividends/Interest on equity	(424,870)	(63)
Foreign Exchange Variation on Cash and Cash Equivalents	(330,786)	(66,188)
Free Cash Flow	4,700	(980,400)

18

CONSOLIDATED SALES VOLUME (thousand tonnes)
	2Q13	1Q14	2Q14
DOMESTIC MARKET	1,217	1,012	918
Slabs	2	1	2
Hot Rolled	552	426	375
Cold Rolled	216	178	169
Galvanized	327	300	264
Tin Plate	120	102	104
Steel Profiles	-	6	5
FOREIGN MARKET	370	377	345
Slabs	-	-	-
Hot Rolled	3	5	5
Cold Rolled	17	19	15
Galvanized	116	121	117
Tin Plate	42	23	24
Steel Profiles	192	209	184
TOTAL MARKET	1,587	1,389	1,263
Slabs	2	1	2
Hot Rolled	555	430	380
Cold Rolled	233	197	183
Galvanized	443	420	380
Tin Plate	162	124	128
Steel Profiles	192	216	189

PARENT COMPANY SALES VOLUME (thousand tonnes)
	2Q13	1Q14	2Q14
DOMESTIC MARKET	1,225	1,138	1,015
Slabs	2	1	2
Hot Rolled	553	489	423
Cold Rolled	217	201	176
Galvanized	330	341	303
Tin Plate	122	100	106
Steel Profiles	-	5	4
FOREIGN MARKET	46	26	25
Slabs	-	-	-
Hot Rolled	0	-	-
Cold Rolled	-	2	-
Galvanized	4	1	1
Tin Plate	42	23	24
TOTAL MARKET	1,271	1,164	1,040
Slabs	2	1	2
Hot Rolled	554	489	423
Cold Rolled	217	203	176
Galvanized	334	343	304
Tin Plate	164	122	130
Steel Profiles	-	5	4

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)
	2Q13	1Q14	2Q14
TOTAL MARKET	1,944	2,216	2,214

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 4, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.